Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of May 22, 2017

by and among

BHIC INC.,

JOHN M. MCGRAW,

JDM LIVING TRUST, JOHN M. MCGRAW AND

DEANA BERGQUIST MCGRAW

AS TRUSTEES

MICHAEL J. MCGRAW,

MICHAEL JOSEPH MCGRAW FAMILY TRUST,

MICHAEL J. MCGRAW AS TRUSTEE

and

BIGLARI HOLDINGS INC., FOR PURPOSES OF SECTION 4.6 AND ARTICLE VIII

i

(continued)

ii

(continued)

INDEX OF EXHIBITS

Exhibit A – Form of MM Promissory Note

Exhibit B – Form of Employment Letter

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 22, 2017, is by and among BHIC Inc., an Indiana corporation (including its designee, “Acquirer”), John M. McGraw, an individual (“JM McGraw”), the JDM Living Trust, JM McGraw and Deana Bergquist McGraw as Trustees (“JM Trust”), Michael J. McGraw, an individual (“MJ McGraw”), the Michael Joseph McGraw Family Trust, MJ McGraw as Trustee (“MJ Trust” and, together with JM Trust, the “Trusts”; together with JM McGraw and MJ McGraw, collectively, the “Shareholders”) and, for purposes of Section 4.6 and Article VIII, Biglari Holdings Inc. (“Parent”). Certain capitalized and non-capitalized terms used herein are defined in Section 8.12.

RECITALS

WHEREAS, the Trusts own all of the outstanding common stock of McGraw Insurance, Inc., a Delaware corporation (“McGraw”) (the “McGraw Common Stock”) and all of the outstanding common stock of Western Service Contract Corporation, a California corporation (“Western”; together with McGraw, the “Companies,” and each individually, a “Company”) (the “Western Common Stock” and, together with the McGraw Common Stock, the “Company Common Stock”);

WHEREAS, upon the terms and subject to the conditions set forth herein, Acquirer desires to acquire from the Trusts, and the Trusts desire to sell to Acquirer, all of the Company Common Stock.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE PURCHASE AND SALE

Section 1.1           Purchase and Sale. Upon the terms and subject to the conditions set forth herein, at the Closing, Acquirer shall purchase from the Trusts, and the Trusts shall, and the Shareholders shall cause the Trusts to, sell, convey, transfer and deliver to Acquirer, all of the Company Common Stock (the “Stock Purchase”).

Section 1.2           Consideration. The purchase price for the Stock Purchase shall be payable as follows:

(a)           The Acquirer shall deliver to JM McGraw at Closing a cash payment in the aggregate amount of $12,000,000 (the “JM Closing Cash Payment”). Payment of the JM Closing Cash Payment shall be made by wire transfer of immediately available funds to such accounts designated in writing by JM McGraw prior to the Closing Date.

(b)           The Acquirer shall deliver to MJ McGraw at Closing a cash payment in the aggregate amount of $12,000,000 (the “MM Closing Cash Payment”). Payment of the MM Closing Cash Payment shall be made by wire transfer of immediately available funds to such accounts designated in writing by MJ McGraw prior to the Closing Date.

(c)           Western shall deliver to JM McGraw cash payments in the aggregate amounts of: (i) $10,000,000 per year no later than each anniversary of the Closing Date for the first 10 years following the Closing Date and (ii) $38,000,000 no later than the tenth anniversary of the Closing Date (each of the payments set forth in this Section 1.2(c), a “JM Deferred Cash Payment”), subject to the provisions of Section 5.2(h). Payment of the JM Deferred Cash Payments shall be made by wire transfer of immediately available funds to such accounts designated in writing by JM McGraw prior to the date on which such payment is to be paid. Acquirer hereby absolutely, unconditionally and irrevocably guarantees to JM McGraw the payment of the JM Deferred Cash Payments in accordance with the terms of this Agreement.

(d)           Western shall deliver to MJ McGraw cash payments in the aggregate amounts of: (i) $2,500,000 per year no later than each anniversary of the Closing Date for the first 10 years following the Closing Date and (ii) $12,500,000 no later than the tenth anniversary of the Closing Date (each of the payments set forth in this Section 1.2(d), a “MM Deferred Cash Payment”), subject to the provisions of Section 5.2(h). Payment of the MM Deferred Cash Payments shall be made by wire transfer of immediately available funds to such accounts designated in writing by MJ McGraw prior to the date on which such payment is to be paid. Acquirer hereby absolutely, unconditionally and irrevocably guarantees to MJ McGraw the payment of the MM Deferred Cash Payments in accordance with the terms of this Agreement.

(e)           The Acquirer shall deliver to MJ McGraw a promissory note in the principal amount of $100,000,000 payable upon the death of MJ McGraw to the University of Notre Dame, but in no event prior to the tenth anniversary of the Closing Date, bearing interest payable to MJ McGraw, attached hereto as in the form of Exhibit A (the “MM Promissory Note”, and, together with the JM Deferred Cash Payment and the MM Deferred Cash Payment, each a “Deferred Cash Payment”), subject to the provisions of Section 5.2(h). Acquirer shall be permitted to maintain an insurance policy on the life of MJ McGraw payable to Acquirer relating to Acquirer’s obligations under the MM Promissory Note and MJ McGraw shall fully cooperate in any efforts by Acquirer to obtain a life insurance policy.

(f)           To the extent that Acquirer, at its election, prepays any amount due to a Shareholder under any of the Transaction Documents, Acquirer shall concurrently prepay an equal amount to the other Shareholder (or such lesser amount as is then owing to such other Shareholder).

Section 1.3           Closing. The closing of the Stock Purchase (the “Closing”) will take place at a time and on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or waiver (to the extent legally permissible) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Acquirer, 17802 IH 10 West, Suite 400, San Antonio, TX 78257, or at such other time, date or place as agreed to in writing by the parties hereto.

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Section 1.4           Closing Deliveries.

(a)           At the Closing,

(i)           the Shareholders shall deliver, or cause to be delivered, to Acquirer:

(1)           the certificates representing the Company Common Stock, which certificates shall be duly endorsed in blank for transfer or accompanied by separate stock powers duly executed in blank;

(2)           the employment agreement of MJ McGraw, attached hereto as in the form of Exhibit B (the “Employment Letter”), duly executed by MJ McGraw and Western; and

(3)           the side letter, in the form mutually agreed upon by the parties hereto as of the date hereof (the “Side Letter”), duly executed by JM McGraw.

(ii)           Acquirer shall deliver:

(1)           the JM Closing Cash Payment to JM McGraw;

(2)           the MM Closing Cash Payment to MJ McGraw;

(3)           the MM Promissory Note to MJ McGraw; and

(4)           the Side Letter, duly executed by Acquirer.

(b)           If any certificate representing Company Common Stock shall have been lost, stolen or destroyed, Acquirer may require the making of an affidavit of that fact by the Trusts, together with the posting by the Shareholders of a bond, in such reasonable amount as Acquirer may direct, as indemnity against any claim that may be made against Acquirer or the applicable Company with respect to such certificate.

Section 1.5           Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Acquirer and the Companies shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Acquirer or either Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law; provided, however, that no later than five (5) days prior to deducting any amounts pursuant to this Section 1.5, Acquirer shall provide written notice to the Person in respect of which such deduction is being made. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Except as set forth in Section 2.27, each of the Shareholders hereby severally (and not jointly) represents and warrants to Acquirer as follows:

Section 2.1           Corporate Organization, Etc. Each of the Companies and its Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization set forth in Section 2.1 of the Company Disclosure Schedule and has all requisite power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets. Each Company and its Subsidiaries is qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate have a Company Material Adverse Effect. It being understood that the representations and warranties with respect to any Permit shall be limited to the representations and warranties set forth in Section 2.11 hereof. True and complete copies of the organizational and governing documents of each Company and its Subsidiaries as presently in effect shall have been made available to Acquirer no later than ten (10) Business Days prior to the Closing Date. None of the Companies or its Subsidiaries is in violation in any material respect of any term or provision of its organizational or governing documents.

Section 2.2           Capitalization. The authorized and issued shares of capital stock of each Company and its Subsidiaries are as set forth in Section 2.2 of the Company Disclosure Schedule. The outstanding shares of Company Common Stock and the beneficial and record owners thereof and the outstanding shares of capital stock of the Company’s subsidiaries and record owners thereof are as set forth in Section 2.2 of the Company Disclosure Schedule. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and issued free from preemptive rights and in compliance with all applicable U.S. state and federal securities Laws. There are no outstanding (a) securities convertible into or exchangeable for capital stock of either Company, (b) options, warrants or other rights to purchase or subscribe for capital stock of either Company or (c) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any capital stock of either Company, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which, in any of the foregoing cases, either Company is subject or bound. There are no voting trusts, voting agreements, proxies, shareholders’ agreements or other similar instruments restricting or relating to the rights of the holders of shares of Company Common Stock to vote, transfer or receive dividends with respect to the shares of Company Common Stock or with respect to the management or control of either Company. All outstanding shares of Company Common Stock are owned by the Trusts free and clear of all Encumbrances and, as a result of the Stock Purchase, Acquirer will acquire good, valid and marketable title to such shares of Company Common Stock free and clear of all Encumbrances, other than those that may be created by Acquirer.

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Section 2.3           Company Subsidiaries. The name and jurisdiction of organization of each of the Subsidiaries of the Companies are as set forth in Section 2.3 of the Company Disclosure Schedule. The Company does not have any Subsidiaries or own any equity interest in any other Person. All outstanding equity interests in each of the Companies’ Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and issued free from preemptive rights and in compliance with all applicable securities Laws. There are no outstanding (a) securities convertible into or exchangeable for equity interests of any Subsidiary of the Companies, (b) options, warrants or other rights to purchase or subscribe for equity interests of any Subsidiary of the Companies, or (c) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance, grant, sale, purchase or redemption of any equity interests of any Subsidiary of the Companies, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which, in any of the foregoing cases, either Company or any of its Subsidiaries is subject or bound. All outstanding equity interests in the Subsidiaries of the Companies are owned (of record and beneficially) directly by such Company, free and clear of all Encumbrances. No Subsidiary of the Companies has any authorized or outstanding bonds, debentures or other indebtedness, the holders of which have, or which are convertible into, exchangeable for, or evidence the right to subscribe for or acquire equity interests having, the right to vote on any matters affecting any Subsidiary of the Companies.

Section 2.4           Authority Relative to this Agreement. Each of the Companies and the Shareholders has all requisite corporate right, power and authority or legal capacity, as applicable, to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the Contemplated Transactions. The execution and delivery of the Transaction Documents to which it is a party, the performance of its obligations thereunder and the consummation of the Contemplated Transactions have been duly and validly authorized by all required corporate or other action on the part of the Companies and the Shareholders and no other corporate or other proceedings on the part of the Companies or the Shareholders are necessary to authorize the Transaction Documents to which it is a party or to consummate the Contemplated Transactions. This Agreement has been, and each of the other Transaction Documents to which it is a party will be, duly and validly executed and delivered by each of the Companies and the Shareholders and, assuming this Agreement has been, and each of the other Transaction Documents to which it is a party will be, duly authorized, executed and delivered by the other parties thereto, this Agreement constitutes, and each of the other Transaction Documents to which it is a party will constitute, a legal, valid and binding obligation of each of the Companies and the Shareholders, enforceable against it in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other Laws regarding fraudulent conveyances and preferential transfers and subject to the limitations imposed by general equitable principles (regardless whether such enforceability is considered in a proceeding at law or in equity).

Section 2.5           Consents and Approvals; No Violations. None of the execution or delivery of any of the Transaction Documents by either Company or the Shareholders, the performance by either Company or the Shareholders of any of its obligations thereunder, or the consummation of any of the Contemplated Transactions by either Company or the Shareholders will (a) violate any provision of the organizational or governing documents of either Company or its Subsidiaries, (b) require it to obtain or make any consent, waiver, approval, exemption, declaration, license, authorization or Permit of, or registration or filing with or notification to, any federal, state, local or foreign government, executive official thereof, governmental, administrative or regulatory authority, agency, body or commission, including any court of competent jurisdiction, domestic or foreign (each, a “Governmental Entity”), except for the pre-merger notification requirements of the HSR Act, (c) require a consent (each, a “Company Consent”) under, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration or any obligation) under, or result in the creation of any Encumbrance on any of the properties or assets of either Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any material indenture, mortgage, note, bond, license, government registration, contract, lease, franchise, Permit, agreement or other instrument or obligation to which either Company, any of its Subsidiaries or the Shareholders is a party or by which either Company, any of its Subsidiaries or the Shareholders or any of their respective properties or assets may be bound, or (d) violate in any material respect any Law of any Governmental Entity applicable to either Company, any of its Subsidiaries or the Shareholders or by which either Company, any of its Subsidiaries or the Shareholders or any of their respective properties or assets may be bound.

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Section 2.6           Financial Statements.

(a)           The Companies have previously furnished to Acquirer true and complete copies of the following: (x) the audited consolidated balance sheet of each of the Companies and its Subsidiaries as of December 31, 2015 and the related audited consolidated statements of income, stockholders’ equity and cash flows of each of the Companies and its Subsidiaries for the year ended December 31, 2015 (including, in each case, any notes thereto) (collectively, the “Company Audited Financials”), and (y) the unaudited consolidated balance sheets of each of the Companies and its Subsidiaries as of December 31, 2016 and March 31, 2017 and the related unaudited consolidated statements of income, stockholders’ equity and cash flows of each of the Companies and its Subsidiaries for the annual and three-month periods, respectively, then ended (collectively, the “Company Unaudited Financials” and, together with the Company Audited Financials, the “Company Financials”). Each of the Company Financials (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the periods indicated (except, in the case of the Company Unaudited Financials as of March 31, 2017, for the absence of footnotes, statements of comprehensive income, stockholders’ equity and cash flows, and normal year-end adjustments), and (ii) fairly presents in all material respects the consolidated financial position of each of the Companies and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended in conformity with GAAP (except that the Company Unaudited Financials as of March 31, 2017 do not contain footnotes, statements of comprehensive income, stockholders’ equity and cash flows and are subject to normal year-end adjustments).

(b)           The Companies have previously made available to Acquirer true and complete copies of the following: (i) the Annual Statements for each Insurance Company Subsidiary as of and for the years ended December 31, 2015 and 2016; (ii) any material supplemental or separate statutory annual statements for each Insurance Company Subsidiary for any of the periods ended December 31, 2015 and 2016 that are filed with any insurance Governmental Entity and that differ from the Annual Statements described in clause (i) above; and (iii) the audited Annual Statements of each Insurance Company Subsidiary as of December 31, 2015, together with the notes related thereto and the reports thereon of such Insurance Company Subsidiary’s independent public accountants (collectively with the items described in clauses (i) and (ii) above, the “SAP Statements”). Since December 31, 2015, each Insurance Company Subsidiary has filed, or caused to be filed, all SAP Statements required to be filed with or submitted to the appropriate Governmental Entity. Each SAP Statement (and the notes related thereto) referred to in clauses (i) and (iii) above was prepared in accordance with SAP and presents fairly, to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects, the statutory financial position of such Insurance Company Subsidiary as of its date and the related statutory results of operations and cash flows of such Insurance Company Subsidiary for the period covered thereby.

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(c)           The Insurance Reserves of each Insurance Company Subsidiary recorded in its December 31, 2016 Annual Statement, as of such date: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted therein); (ii) were fairly stated, in all material respects, in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted therein); and (iii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding Insurance Reserves in the prior annual periods (except as otherwise noted in the SAP Statements and notes thereto and related actuarial opinions for such Insurance Company Subsidiary).

Section 2.7           No Undisclosed Liabilities. Neither Company nor any of its Subsidiaries has any material liabilities (absolute, accrued, contingent or otherwise) that would be required to be reflected on a balance sheet (or in the notes thereto) prepared in accordance with GAAP, except for (a) liabilities set forth in the Company Financials or the notes thereto, (b) liabilities disclosed in this Agreement (including Section 2.7 of the Company Disclosure Schedule), (c) ordinary course liabilities for losses, loss adjustment expenses and unearned premiums arising under Insurance Contracts written or assumed by the Insurance Company Subsidiaries, (d) liabilities that were incurred in the ordinary course of business since December 31, 2016 and (e) other liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.8           Absence of Certain Changes. Since December 31, 2016, neither Company nor any of its Subsidiaries has (a) suffered any material adverse change in its business, operations or condition (financial or otherwise), or (b) conducted business other than in the ordinary and usual course consistent with past practice.

Section 2.9           Compliance with Law. Since December 31, 2015, each Company and its Subsidiaries are, and have been, in compliance in all material respects with all Laws applicable to it or any of its businesses, affairs, operations, properties, assets, employees, agents or brokers (including, without limitation, ERISA, Environmental Laws, Laws relating to employment and employment practices, Laws relating to the collection, withholding, payment or remittance of Taxes, Laws relating to SAP Statements, Laws relating to the form of, or the marketing, selling or issuance of, Insurance Contracts, and Laws relating to premium rates), except for such noncompliance that would not reasonably be expected to have a Company Material Adverse Effect. This Section 2.9 shall not apply to matters set forth in Sections 2.11 and 2.19 which are exclusively the subject of Sections 2.11 and 2.19.

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Section 2.10           Material Contracts. The Companies have made or shall make available to Acquirer upon written request true, correct and complete copies of all contracts and agreements that are material to the business or operations of the Companies and its Subsidiaries to which the Companies or its Subsidiaries is a party or by which it or any of its properties or assets is bound (collectively, the “Material Contracts”). Each of the Material Contracts constitutes the valid and legally binding obligation of the Companies or its Subsidiary party thereto and, to the knowledge of the Companies or the Shareholders, each of the other parties thereto, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other Laws regarding fraudulent conveyances and preferential transfers and subject to the limitations imposed by general equitable principles (regardless whether such enforceability is considered in a proceeding at law or in equity), and is in full force and effect. Neither Company nor any of its Subsidiaries is in breach or default in any material respect of or under any of the Material Contracts and, to the knowledge of the Companies or the Shareholders, no other party to any of the Material Contracts is in breach or default in any material respect of or under any of the Material Contracts. No party to any such Material Contract has given written notice to either Company or its Subsidiaries of the termination or non-renewal of such Material Contract.

Section 2.11           Permits. Each Company and its Subsidiaries has in full force and effect all material permits, licenses, certificates of authority and other authorizations from all Governmental Entities necessary for the conduct of its business as presently conducted (the “Permits”), except for failures of Permits to be in full force and effect that would not reasonably be expected to have a Company Material Adverse Effect. Each Company and its Subsidiaries are in compliance in all material respects with the terms of their respective Permits, except for such noncompliance that would not reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2015, neither the Companies nor its Subsidiaries or the Shareholders have received written notice of any actual or threatened revocation, amendment, failure to renew, limitation, suspension or restriction of any Permit to transact insurance.

Section 2.12           Litigation. Except for litigation arising in the ordinary course of business with respect to or in connection with Insurance Contracts, there is no action, suit, proceeding or investigation pending or, to the knowledge of the Companies or the Shareholders, threatened against either Company or any of its Subsidiaries or any properties or rights of either Company or its Subsidiaries before any Governmental Entity that would reasonably be expected to have a Company Material Adverse Effect. Neither Company nor any of its Subsidiaries is subject to any outstanding injunction, writ, judgment, order or decree of any Governmental Entity. There is no action, suit or proceeding pending or, to the knowledge of Companies or the Shareholders, threatened against either Company, any of its Subsidiaries or the Shareholders before any Governmental Entity which questions the validity of any of the Transaction Documents or any action to be taken in connection with the consummation of the Contemplated Transactions or would otherwise prevent or materially delay the consummation of the Contemplated Transactions.

Section 2.13           Taxes.

(a)           Each Company and its Subsidiaries has:

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(i)            duly and timely filed, or caused to be filed, in accordance with applicable Law, all material Tax Returns, each of which is true, correct and complete in all material respects;

(ii)           duly and timely paid in full, or caused to be paid in full, all Taxes reflected on such Tax Returns; and

(b)           No extension of time to file a Tax Return, which Tax Return has not since been filed in accordance with applicable Law, has been requested by either Company or any of its Subsidiaries.

(c)           There is no Encumbrance for any Tax upon any asset or property of either Company or any of its Subsidiaries, except for any statutory lien for any Tax not yet due and payable or being contested in good faith by appropriate proceedings and reserved against in the Company Financials.

(d)           No audit, action, assessment, examination, hearing, inquiry or investigation is pending or, to the knowledge of either Company or the Shareholders, threatened in writing with respect to either Company or any of its Subsidiaries.

(e)           The statute of limitations for any audit, action, assessment, examination, hearing, inquiry or investigation relating to any Tax or any Tax Return of either Company or any of its Subsidiaries has not been modified, extended or waived.

(f)           Neither Company nor any of its Subsidiaries is a party to any contract, agreement or other arrangement that (i) results or could reasonably be expected to result in any amount that is not deductible under Code Section 162, Code Section 280G, or Code Section 404, or any similar provision of applicable Law, or (ii) is or could reasonably be expected to become subject to Code Section 409A or any similar provision of applicable Law.

Notwithstanding anything to the contrary in this Agreement, this Section 2.13, and certain portions of Section 2.16 (to the extent relating to Taxes) are the sole representations or warranties of the Shareholders with respect to Tax matters, and nothing in this Section 2.13 shall be interpreted as a representation or warranty regarding the amount or availability of any Tax attributes (including Tax basis, net operating losses or other Tax attributes) following the Closing.

Section 2.14           Title to Properties; Sufficiency of Assets. Each Company and its Subsidiaries have good, valid and marketable title to, or a valid leasehold or contractual interest in, all of the assets and properties (real and personal) which it owns or leases, and such assets and properties are owned or leased by it free and clear of all Encumbrances. All rents and mortgages due for such real properties have been paid. Each Company and its Subsidiaries enjoy peaceful and undisturbed possession of its leased real properties and is in compliance in all material respects with the terms of its real property leases.

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Section 2.15           Intellectual Property. Each Company and its Subsidiaries own all right, title and interest in and to all Company IP owned by it and have the right to use all Company IP licensed or used by it, in each case free and clear of all Encumbrances. To the knowledge of each Company or the Shareholders, all of the registrations and applications for the Company IP are valid and in full force and effect. Neither Company nor any of its Subsidiaries has received any written communication alleging that it is infringing any Intellectual Property right of any third party. To the knowledge of each Company or the Shareholders, neither Company nor any of its Subsidiaries is infringing or otherwise violating any Intellectual Property right of any third party. To the knowledge of each Company or the Shareholders, there is no unauthorized use, infringement or misappropriation of any Company IP by any third party.

Section 2.16           Employee and Labor Matters. Neither Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by it and no collective bargaining agreement is being negotiated by either Company or its Subsidiaries. All sums due for employee, consultant and independent contractor compensation and benefits, including pension and severance benefits, of either Company and its Subsidiaries have been duly and adequately accrued in all material respects on the accounting records of such Company and its Subsidiaries.

Section 2.17           Employee Plans.

(a)           In respect of each Benefit Plan and Employee Arrangement, a complete and correct copy of each of the following documents (if applicable) has been or shall be made available to Acquirer upon written request: (i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of modifications thereto; (iii) the most recent Form 5500 (including schedules and attachments); (iv) the most recent Internal Revenue Service (“IRS”) determination, opinion or notification letter; and (v) each written Employee Arrangement, and all amendments thereto.

(b)           All contributions and other payments required to have been made by either Company, any of its Subsidiaries or any ERISA Affiliate to or under any Benefit Plan or Employee Arrangement by the terms of such Benefit Plan or Employee Arrangement (or any agreement relating thereto) have been timely and properly made in all material respects.

(c)           Neither the execution and delivery of any of the Transaction Documents nor the consummation of any of the Contemplated Transactions will (i) result in any payment becoming due to any director, officer, employee, consultant or contractor (current, former or retired) of either Company, any of its Subsidiaries or any ERISA Affiliate, (ii) increase any benefits under any Benefit Plan or Employee Arrangement or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits (except as which may be required by the partial or full termination of any Benefit Plan intended to be qualified under Section 401 of the Code).

Section 2.18           Brokers and Finders. None of the Shareholders, the Companies, its Subsidiaries or any of their respective Representatives has employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with any of the Contemplated Transactions.

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Section 2.19           Absence of Questionable Payments. Neither Company, its Subsidiaries or, to the knowledge of each Company or the Shareholders, any director, officer, employee, consultant, contractor or other Person acting on behalf of either Company or any of its Subsidiaries has (i) used any corporate or other funds for unlawful contributions, payments, gifts or expenditures, (ii) made any unlawful expenditures relating to political activity to government officials or others or (iii) established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. Neither Company, its Subsidiaries or any director, officer, employee, consultant, contractor or other Person acting on behalf of either Company or its Subsidiaries has offered, paid or agreed to pay to any Person (including any governmental official), or solicited, received or agreed to receive from any such Person, directly or indirectly, any unlawful contributions, payments, gifts, expenditures, money or anything of value for the purpose or with the intent of (a) obtaining or maintaining business for either Company or its Subsidiaries, (b) facilitating the purchase or sale of any product or service, or (c) avoiding the imposition of any fine or penalty.

Section 2.20           Certain Transactions. None of the shareholders, officers, directors, employees, consultants, contractors or agents of either Company or its Subsidiaries, nor any of their respective Affiliates or, to the knowledge of either Company or the Shareholders, any member of any such Person’s immediate first degree family, is presently a party to any transaction, contract or arrangement with either Company or its Subsidiaries, including, without limitation, related to the ownership or use of any property (each such transaction, contract or arrangement, an “Affiliate Transaction”).

Section 2.21           Insurance Matters.

(a)           All Insurance Contracts currently being issued or distributed are on substantially the same forms that have been previously provided or will be provided upon request to Acquirer. Except as would not reasonably be expected to have a Company Material Adverse Effect, all premium rates with respect to the Insurance Contracts, to the extent required by applicable insurance Law, have been filed with and approved by all applicable insurance Governmental Entities or were not objected to by any such insurance Governmental Entity within any period provided for objection.

(b)           No provision in any Insurance Contract in force gives policyholders the right to receive dividends or distributions on such Insurance Contracts or otherwise share in the revenues or profits of either Insurance Company Subsidiary.

(c)           Section 2.21(c) of the Company Disclosure Schedule lists (and the Companies have made or shall make available to Acquirer upon written request true, correct and complete copies of) all material actuarial reports prepared by opining actuaries, independent or otherwise, from and after January 1, 2015, with respect to the Insurance Company Subsidiaries (including all material attachments, addenda, supplements and modifications thereto). Notwithstanding the foregoing, the Companies are currently under audit by the California Department of Insurance as part of the California Department of Insurance’s routine and standard tri-annual audit examination.

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Section 2.22           Cancellations. Between December 31, 2015 and the date of this Agreement, no Person (either separately or together with such Person’s Affiliates) writing, selling or producing insurance business, which in the aggregate accounted for ten percent (10%) or more of the gross premium income of either Insurance Company Subsidiary for any of the years ended December 31, 2015 or December 31, 2016, has terminated its relationship with either Insurance Company Subsidiary.

Section 2.23           Investment Assets. Each Company and its Subsidiaries has good and marketable title to all Investment Assets held by it, free and clear of any and all Encumbrances except for such Encumbrances as would not reasonably be expected to have a Company Material Adverse Effect. The Companies have made or shall make available to Acquirer upon written request a true and complete copy of all written investment policies for each Company and its Subsidiaries.

Section 2.24           Reliance. The foregoing representations and warranties are made by the Shareholders with the knowledge and expectation that Acquirer is relying upon them.

Section 2.25           Disclosure. No representation or warranty (as modified by the Company Disclosure Schedule) by the Shareholders contained in this Agreement furnished to Acquirer hereunder contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading, and, to the knowledge of either Company or the Shareholders, no statement contained in any document furnished to Acquirer, when taken together and with the disclosures herein and in the Company Disclosure Schedule, contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading in light of the circumstances under which such information was provided.

Section 2.26           Knowledge. Notwithstanding anything to the contrary contained in this Agreement, for purpose of this Agreement, the terms “knowledge of either Company”, “knowledge of the Companies”, or the “knowledge of the Shareholder”, and variations thereof, shall be deemed to refer only to the actual knowledge of JM McGraw and MJ McGraw, in each case after reasonable inquiry.

Section 2.27           Company Disclosure Schedule. Each of the foregoing representations and warranties in Article II shall be modified by the Company Disclosure Schedule, as applicable.

Section 2.28           NO ADDITIONAL REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY THE SHAREHOLDERS IN THIS ARTICLE II (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE), THE SHAREHOLDERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, CONCERNING THE COMPANY COMMON STOCK, THE COMPANIES, THE COMPANIES’ SUBSIDIARIES OR ANY OTHER MATTER, INCLUDING WITH RESPECT TO THE ADEQUACY OF RESERVES.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer hereby represents and warrants to the Companies and the Shareholders as follows:

Section 3.1           Corporate Organization; Etc. Acquirer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Indiana and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets.

Section 3.2           Authority Relative to this Agreement. Acquirer has all requisite right, power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the Contemplated Transactions. The execution and delivery of the Transaction Documents to which it is a party, the performance of its obligations thereunder and the consummation by it of the Contemplated Transactions have been duly and validly authorized by all required corporate or other action on the part of Acquirer and no other corporate or other proceedings on the part of Acquirer are necessary to authorize the Transaction Documents to which it is a party or to consummate the Contemplated Transactions. This Agreement has been, and each of the other Transaction Documents to which it is a party will be, duly and validly executed and delivered by Acquirer and, assuming this Agreement has been, and each of the other Transaction Documents to which it is a party will be, duly authorized, executed and delivered by the other parties thereto, this Agreement constitutes, and each of the other Transaction Documents to which it is a party will constitute, a legal, valid and binding obligation of Acquirer, enforceable against it in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other Laws regarding fraudulent conveyances and preferential transfers and subject to the limitations imposed by general equitable principles (regardless whether such enforceability is considered in a proceeding at law or in equity).

Section 3.3           Consents and Approvals; No Violations. None of the execution or delivery of any of the Transaction Documents by Acquirer, the performance by Acquirer of any of its obligations thereunder, or the consummation of any of the Contemplated Transactions by Acquirer will (a) violate any provision of its organizational or governing documents, (b) require it to obtain or make any consent, waiver, approval, exemption, declaration, license, authorization or Permit of, or registration or filing with or notification to, any Governmental Entity, except for the pre-merger notification requirements of the HSR Act and such consents, waivers, approvals, exemptions, declarations, licenses, authorizations, Permits, registrations, filings and notifications which are listed in Section 2.5(b) of the Company Disclosure Schedule (the “Acquirer Consents”), (c) require a consent under, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration or any obligation) under, any of the terms, conditions or provisions of any indenture, mortgage, note, bond, license, government registration, contract, lease, franchise, Permit, agreement or other instrument or obligation to which Acquirer is a party or by which Acquirer or any of its properties or assets is bound or (d) violate any Law of any Governmental Entity applicable to Acquirer or by which Acquirer or any of its properties or assets is bound.

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Section 3.4           Litigation. There is no action, suit or proceeding pending or, to the knowledge of Acquirer, threatened against Acquirer before any Governmental Entity which questions the validity of any of the Transaction Documents or any action to be taken in connection with the consummation of the Contemplated Transactions or would otherwise prevent or materially delay the consummation of the Contemplated Transactions.

Section 3.5           Brokers and Finders. Acquirer has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with any of the Contemplated Transactions for which any of the Shareholders would be liable.

Section 3.6           Qualification. To the knowledge of Acquirer, there are no facts or proceedings that would reasonably be expected to disqualify or restrict Acquirer under any requirements of applicable Law pertaining to Permits or otherwise from controlling, acquiring or operating the Companies.

Section 3.7           Own Investigation; etc.

(a)           Acquirer understands and agrees that NEITHER THE SHAREHOLDERS NOR ANY OF THEIR RESPECTIVE AFFILIATES IS MAKING, OR HAS MADE, ANY, AND THE SHAREHOLDERS AND THEIR RESPECTIVE AFFILIATES HAVE DISCLAIMED ALL, REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, AS TO THE CONDITION OF THE COMPANIES AND ITS SUBSIDIARIES, ANY OF THE ASSETS OR PROPERTIES OF THE COMPANY OR ITS SUBSIDIARIES, OR THE BUSINESS OF THE COMPANIES AND ITS SUBSIDIARIES, OR ANY OF THE RESULTS TO BE OBTAINED BY, OR THE FUTURE REVENUES, SALES, ORDERS, PROFITS OR PROSPECTS OF, THE COMPANIES AND ITS SUBSIDIARIES, EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE II.

(b)           Acquirer acknowledges and agrees that (i) Acquirer has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Companies and its Subsidiaries, and the business, assets and properties of the Companies and its Subsidiaries, and (ii) Acquirer has been furnished with or been given adequate access to such information about the Companies and its Subsidiaries, and the business, assets and properties of the Companies and its Subsidiaries, as Acquirer has requested. The foregoing shall not be deemed to affect any of the representations or warranties made by the Shareholders in this Agreement or Acquirer’s ability to rely upon such representations and warranties.

(c)           For the avoidance of doubt, the foregoing representations and warranties are not intended to limit the ability of an Acquirer Indemnified Party to make a claim arising out, based upon or related to actual fraud and will not be given any effect in the case of actual fraud or willful misrepresentation.

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ARTICLE IV
COVENANTS

Section 4.1           Conduct of the Business of the Companies Pending the Closing. Except as required by any Governmental Entity (including the California Department of Insurance and Texas Department of Insurance) that has regulatory authority and supervision over any Permit issued to either Company or any of its Subsidiaries or as otherwise expressly provided by this Agreement or with the prior written consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), during the period between the date of this Agreement and the Closing, each Company and its Subsidiaries will, and the Shareholders will cause each Company and its Subsidiaries to, conduct its business and operations in the ordinary and usual course of business, in substantially the same manner as heretofore conducted, and use reasonable commercial efforts consistent therewith to preserve intact its properties, assets and business organization, to keep available the services of each Company’s and its Subsidiaries’ officers, key employees, key consultants and contractors and to maintain its business relationships with agents, brokers, insurers, reinsurers, policyholders, sales and distribution organizations, underwriters and others having commercially beneficial business relationships with the Company and its Subsidiaries (except as set forth in Section 4.1 of the Company Disclosure Schedule). During the period between the date of this Agreement and the Closing, neither Company nor any of its Subsidiaries will enter into or modify the terms of any Affiliate Transaction. Notwithstanding anything to the contrary contained herein and without the consent of Acquirer, the Companies and their Subsidiaries may declare, make and pay the monthly distribution in the aggregate amount of up to $500,000 to each Shareholder (i.e. $1,000,000 to the Shareholders together).

Section 4.2           Access to Information. From the date of this Agreement to the Closing, each Company will (i) give Acquirer and its authorized Representatives reasonable access to all personnel, books, records, offices and other facilities and properties of each Company and its Subsidiaries, (ii) permit Acquirer and its authorized Representatives to make such inspections thereof as Acquirer may reasonably request and (iii) cause its officers and employees to furnish Acquirer with such financial and operating data and other information with respect to the business and operations of each Company and its Subsidiaries as Acquirer may from time to time reasonably request; provided, however, that any such access shall be conducted at a reasonable time and in such a manner as not to interfere unreasonably with the operation of the business of either Company or its Subsidiaries. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any of the representations or warranties made by the Shareholders in this Agreement. Acquirer shall at all times prior to the Closing, or for one year after the termination of this Agreement if such Closing shall not have occurred, hold confidential all confidential or proprietary information of either Company or its Subsidiaries provided to Acquirer prior to the Closing by or on behalf of either Company or the Shareholders, except as otherwise required by applicable Law or legal process. Notwithstanding the foregoing, Acquirer shall not, and shall not permit its Representatives to, contact or communicate with any third-party business relationship of either Company or its Subsidiaries for purposes of discussing the business of either of the Companies or its Subsidiaries, this Agreement or the transactions contemplated hereby without, in each case, obtaining the prior written consent of the Shareholders (which consent shall not be unreasonably withheld, conditioned or delayed).

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Section 4.3           Consents and Approvals.

(a)           Each of the parties hereto shall use its commercially reasonable efforts, and shall cooperate fully with each other, to (i) comply as promptly as practicable with all governmental requirements applicable to the Contemplated Transactions and (ii) obtain as promptly as practicable all consents, waivers, approvals, exemptions, licenses and authorizations required to be obtained from any Person or Governmental Entity, including, without limitation, the California Department of Insurance and the Texas Department of Insurance, in connection with the consummation of any of the Contemplated Transactions, and shall furnish to each other party hereto such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of any filings required in order to obtain such necessary consents, waivers, approvals, exemptions, licenses and authorizations. To the extent that the rights of either of the Companies or its Subsidiaries under any license or other contract (including services, agreements, software licenses and hardware leases) may not be transferred or made available to Acquirer without obtaining the consent of a third party, Acquirer shall be responsible for the reasonable costs (including any license or other fees and expenses) associated with obtaining the consents from such third party to obtain such rights or replacement of such rights.

(b)           Without limiting the generality of the foregoing, (i) as soon as practicable following the execution and delivery hereof, each of Acquirer and the Shareholders shall file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required in connection with the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) within ten (10) business days following the execution and delivery hereof, Acquirer shall file with all other applicable Governmental Entities (including, without limitation, the California Department of Insurance and the Texas Department of Insurance) requests for approval of the Contemplated Transactions (including, without limitation, Form A Statements), which requests shall include all required exhibits. A reasonable time prior to making such filings or furnishing any other written materials to any Governmental Entity in connection with the Contemplated Transactions, the filing party shall furnish the other party with a copy thereof, and such other party shall have a reasonable opportunity to provide comments thereon. Each party shall give to the other party prompt written notice if it receives any notice or other communication from any Governmental Entity in connection with the Contemplated Transactions, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party with a copy thereof. Subject to the other party’s review and comment rights provided herein, each party shall comply as promptly as practicable with any inquiry or requests for additional information from any Governmental Entity and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. If any Governmental Entity requires that a hearing be held in connection with any such approval, the applicable party shall use its reasonable best efforts to arrange for such hearing to be held promptly after the notice that such hearing is required has been received by such party. To the extent legally permitted, such party shall give to the other party reasonable prior written notice of the time and place when any meetings or other conferences may be held by it with any Governmental Entity in connection with the Contemplated Transaction, and the other party shall have the right to have a representative or representatives attend or otherwise participate in any such meeting or conference.

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(c)           Without limiting the generality of the foregoing, Acquirer shall promptly take and use best efforts to diligently pursue all actions necessary to satisfy any conditions imposed by any Governmental Entity with jurisdiction over the enforcement of any applicable law, including any antitrust Law, regarding the legality of Acquirer’s acquisition of all or any portion of the Company Common Stock. Without limiting the foregoing, (i) Acquirer and its Affiliates shall not take any action that has or may have the effect of extending any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby, except with the prior written consent of the Shareholders, and (ii) Acquirer agrees to take (and Acquirer’s “best efforts” shall expressly including the taking of) all actions that are required by any Governmental Entity to expeditiously (and in no event later than the Termination Date) consummate the transactions contemplated by this Agreement, including, (A) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of (i) any entities, assets or facilities of any of the Companies or its Subsidiaries after the Closing Date or (ii) any entity, facility or asset of Acquirer or its Affiliates before or after the Closing Date, (B) terminating, amending or assigning existing relationships and contractual rights and obligations (other than terminations, amendments or assignments that would result in a breach of a contractual obligation to a third party) and (C) amending, assigning or terminating existing licenses or other agreements (other than terminations, amendments or assignments that would result in a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements.

Section 4.4           Tax Filings. The Shareholders will file or cause to be filed, on a timely basis, final Tax Returns with respect to each Company in respect of the period through and including the Closing Date, subject to the review and comment of Acquirer, and each Company shall pay or cause to be paid any Taxes due on such Tax Returns, except that the Shareholders shall pay any Taxes directly or indirectly arising out of or relating to the consummation of the Stock Purchase or any of the other Contemplated Transactions.

Section 4.5           Further Assurances. Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions.

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Section 4.6           Acquirer Guarantee. The Parent hereby absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to the Shareholders as a primary obligor and not merely as a surety, the prompt payment when due and performance of all of the liabilities and obligations of Acquirer under Sections 1.2 and 1.4 of this Agreement and the MM Promissory Note (the “Guaranteed Obligations”). This is a continuing guaranty of payment and not of collection and Parent's liability is primary and not secondary. Parent waives marshaling of assets and liabilities, sale in inverse order of alienation, presentment, demand for payment, protest, notice of acceptance of this guaranty, notice of nonpayment, notice of dishonor, notice of acceleration, notice of intent to accelerate and all other notices, demands, suits or other actions otherwise required as a condition to the Shareholders’ exercise of its rights against Parent. This agreement to guarantee Acquirer’s obligations is unconditional and absolute and not subject to reduction, limitation, impairment or termination for any reason (other than the termination of this Agreement in accordance with its terms or the indefeasible payment in full of the Guaranteed Obligations), including: (a) any extension of time for payment or performance of any obligation under this Agreement and the MM Promissory Note, as applicable; (b) any failure, omission, delay or lack of diligence by the Shareholders or any other person or entity, to enforce, assert or exercise any right or remedy of the Shareholders under the Agreement, this guaranty provision or the MM Promissory Note; (c) settlement or compromise of any obligation set forth in this Agreement; (d) release or discharge of Acquirer in any creditor's receivership, bankruptcy or other proceedings; (e) impairment, limitation or modification of the liability of Acquirer (or its estate in bankruptcy), or of any remedy for the enforcement of Acquirer's liability under the Agreement, resulting from the operation of any present or future provision of Title 11 of the United States Code (11 U.S.C. 101 et seq) (the “Bankruptcy Code”) or other statute or from the decision of any court; (f) any disability or other defense of Acquirer (other than the defense of full payment); or (g) cessation of Acquirer's liability for any cause whatsoever. Until all obligations of Acquirer under Sections 1.2 and 1.4 of this Agreement are fully performed, including the payment of principal of the MM Promissory Note, Parent: (i) shall have no right of subrogation against Acquirer due to any payment or performance by Parent; (ii) waives any right to enforce any remedy Parent may now or hereafter have against Acquirer due to any such payment or performance; and (iii) subordinates any liability or indebtedness of Acquirer now or hereafter held by Parent to the obligations owed to the Shareholders, and MJ McGraw individually, as applicable. If at any time any payment of any portion of the Guaranteed Obligations is rescinded, or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Acquirer or otherwise (including pursuant to any settlement entered into by a Shareholder in its discretion), Parent’s obligations under this Guarantee with respect to that payment shall be reinstated at such time as though the payment had not been made. The obligations of Parent hereunder shall automatically terminate upon payment and performance in full by Acquirer under Sections 1.2 and 1.4 of the Agreement including the payment of principal of the MM Promissory Note. The payment obligations of Acquirer hereunder shall automatically and immediately accelerate upon the closing of any Change of Control transaction involving Parent or any Company and the JM Deferred Cash Payment and the MM Deferred Cash Payment shall immediately become due and payable on the date of any such closing, the obligation to pay such amount shall be deemed a Guaranteed Obligation hereunder. Notwithstanding any other provision of this Section 4.6, the amount guaranteed by Parent hereunder shall be limited to the extent, if any, required so that its obligations hereunder shall not be subject to avoidance under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.  In determining the limitations, if any, on the amount of Parent’s obligations hereunder pursuant to the preceding sentence, it is the intention of the parties hereto that any rights of subrogation, indemnification or contribution which Parent may have under this Section 4.6, any other agreement or applicable law shall be taken into account. It is acknowledged and agreed that the Shareholders are entering into this Agreement in reliance on this Guarantee by Parent.

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Section 4.7           Board Seats. As of the Closing, Acquirer shall cause each of the Shareholders and John Vincent McGraw, Jr. to be appointed as a director on the board of directors of each Company (a “Director”). In the event that either Shareholder is no longer a Director and the amounts due to such Shareholder under Section 1.2 of this Agreement have not been paid in full, Acquirer shall cause such Shareholder to be provided with any financial information provided to any Director (in such Director’s capacity as such), provided that such Shareholder agrees to maintain the confidentiality of all such information so provided (except to the extent otherwise required by applicable Law or legal process).

Section 4.8           Indebtedness.

(a)           MJ McGraw is currently indebted to Western and its Subsidiaries in the aggregate amount of $11,548,495 (“MJ McGraw’s Original Shareholder Loan”). In the event that the combined pre-tax profits of McGraw and Western (excluding investment income and capital gains and losses) exceed $20,000,000 (the “Pre-Tax Profit Threshold”) for any year commencing with the year ending December 31, 2018, until MJ McGraw’s Original Shareholder Loan has been repaid in full, six percent (6%) of such excess amount will be applied to the repayment of such indebtedness and four percent (4%) of such excess amount will be paid to MJ McGraw (to cover MJ McGraw’s tax obligation), provided that, for the 2017 fiscal year, 10% of such excess amount will be paid to MJ McGraw, provided further, that as long as the Employment Letter is in effect, the payments due to MJ McGraw under the Employment Letter shall be offset in full against the payments due under this Section 4.8(a). In the event that the combined pre-tax profits of McGraw and Western (excluding investment income and capital gains and losses) are equal to or less than the Pre-Tax Profit Threshold for any year commencing with the year ending December 31, 2018, until MJ McGraw’s Original Shareholder Loan has been repaid in full, MJ McGraw will be required to repay twenty percent (20%) of MJ McGraw’s Original Shareholder Loan from the proceeds MJ McGraw shall receive under Section 1.2(d)(i) in the year immediately following the year in which the Pre-Tax Profit Threshold has not be met. For the avoidance of doubt, the “Pre-Tax Profit Threshold” test shall be applied each year commencing with the year ending December 31, 2018 and payments shall be made each year in accordance with this Section 4.8. Any remaining outstanding principal amount of MJ McGraw’s Original Shareholder Loan shall be repaid on the tenth anniversary of the Closing Date from the proceeds MJ McGraw shall receive under Section 1.2(d)(ii).

(b)           JM McGraw is currently indebted to Western and its Subsidiaries in the aggregate amount of $4,411,089. JM McGraw will make payments on such indebtedness in accordance with Schedule 4.8(b) attached hereto.

Section 4.9           Non-Competition. As a material inducement to Acquirer’s consummation of the Contemplated Transactions, including, without limitation, Acquirer’s acquisition of the goodwill associated with the business of the Companies, each of the Shareholders agrees as follows:

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(a)           Each of the Shareholders and their respective Affiliates will not, for a period equal to five (5) years following the Closing Date (or, in the case of MJ McGraw and his Affiliates, the greater of (i) such period and (ii) the term of MJ McGraw’s employment with either Company or any of its Subsidiaries plus two (2) years after the termination of MJ McGraw’s employment for any reason) (in any such case computed by excluding from such computation any time during which the Shareholders or any of their respective Affiliates is found by a court of competent jurisdiction to have been in violation of any provision of this Section 4.9(a)), directly or indirectly, for itself or on behalf of or in conjunction with any other Person, engage in, invest in or otherwise participate in (whether as an owner, employee, officer, director, manager, consultant, independent contractor, agent, partner, advisor, or otherwise), anywhere in the United States, any business that (x) provides or underwrites property or casualty insurance or reinsurance or (y) serves as an agent or broker for any Person that provides or underwrites property or casualty insurance or reinsurance (a “Competing Business”), or at any time following the Closing Date, other than in MJ McGraw’s capacity as an employee of either Company or any of its Subsidiaries, make any use of any Company IP. Notwithstanding the above, the foregoing covenant shall not be deemed to prohibit the acquisition as a passive investment of not more than two percent (2%) of the capital stock of a competing business whose stock is traded on a national securities exchange or over-the-counter.

(b)           Each of the Shareholders and their respective Affiliates will not, for a period equal to five (5) years following the Closing Date (or, in the case of MJ McGraw and his Affiliates, the greater of (i) such period and (ii) the term of MJ McGraw’s employment with either Company or any of its Subsidiaries plus two (2) years after the termination of MJ McGraw’s employment for any reason) (in any such case computed by excluding from such computation any time during which the Shareholders or any of their respective Affiliates is found by a court of competent jurisdiction to have been in violation of any provision of this Section 4.9(b)), directly or indirectly, for itself or on behalf of or in conjunction with any other Person, (i) solicit or hire (or assist or encourage any other Person to solicit or hire), or otherwise knowingly interfere in any manner with the employment, independent contractor, agent or broker relationship of, any Person who is an employee, consultant, independent contractor, agent or broker of either Company or any of its Subsidiaries, other than by general public advertisement or other such general solicitation not specifically targeted at any such Person, (ii) induce or request any client or customer of either Company or any of its Subsidiaries to reduce, cancel or terminate its business with either Company or any of its Subsidiaries or otherwise interfere in any manner in either Company’s or any of its Subsidiaries’ business relationship, or any of its agreements, with any of its clients or customers, or (iii) solicit or accept business from, or provide any insurance or reinsurance products or services in connection with a Competing Business to, any client or customer of either Company or any of its Subsidiaries. For purposes of this Section 4.9(b), a Person shall be deemed to be an employee, consultant, independent contractor, agent, broker, client or customer of either Company or its Subsidiaries if any such relationship existed or exists at any time (x) during the 30 days prior to the execution of this Agreement, (y) during the period from and including the date of execution of this Agreement through and including the Closing Date or (z) after the Closing Date and during the operation of this provision, and in each case any such Person shall cease to have the applicable status one year after the termination of any such relationship.

(c)           Each of the Shareholders agrees that the foregoing covenants are reasonable with respect to their duration, geographic area and scope, to protect, among other things, Acquirer’s acquisition of the goodwill associated with the business of the Companies and its Subsidiaries. If a judicial or arbitral determination is made that any provision of this Section 4.9 constitutes an unreasonable or otherwise unenforceable restriction against the Shareholders or any of their respective Affiliates, then the provisions of this Section 4.9 shall be rendered void only to the extent such judicial or arbitral determination finds such provisions to be unenforceable. In that regard, any judicial or arbitral authority construing this Section 4.9 shall be empowered to sever any prohibited business activity, time period or geographical area from the coverage of any such agreements and to apply the remaining provisions of this Section 4.9 to the remaining business activities, time periods and/or geographical areas not so severed. Moreover, in the event that any provision, or the application thereof, of this Section 4.9 is determined not to be specifically enforceable, Acquirer shall nevertheless be entitled to recover monetary damages as a result of the breach of such agreement.

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(d)           Each of the Shareholders acknowledges that they have carefully read and considered the provisions of this Section 4.9. Each of the Shareholders acknowledges that he has received and will receive sufficient consideration and other benefits to justify the restrictions in this Section 4.9. Each of the Shareholders also acknowledges and understands that these restrictions are reasonably necessary to protect interests of Acquirer and its Affiliates, including, without limitation, protection of the goodwill acquired, and each of the Shareholders acknowledges that such restrictions will not prevent him from conducting businesses that are not included in the restricted business set forth in this Section 4.9 during the periods covered by the restrictive covenants set forth in this Section 4.9. Each of the Shareholders andalso acknowledge that the Contemplated Transactions constitute full and adequate consideration for the execution and enforceability of the restrictions set forth in this Section 4.9.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1           Public Announcements. From and after the Closing, Acquirer may issue any press release or otherwise make any public statements or disclosure in respect of any of the Contemplated Transactions, including the Stock Purchase, in its sole discretion. Neither Company, its Subsidiaries or the Shareholders will issue any press release or make any public statement or disclosure in respect of any of the Contemplated Transactions, including the Stock Purchase, without the prior written consent of Acquirer, except to the extent required by applicable Law.

Section 5.2           Indemnification.

(a)           Indemnification by the Shareholders. Subject to the limitations set forth herein, from and after the Closing, the Shareholders will severally (and not jointly) defend, indemnify and hold harmless Acquirer, its controlled Affiliates, each of their respective Representatives and the successors and assigns of each of the foregoing (collectively, the “Acquirer Indemnified Parties”), from and against and in respect of any and all losses, liabilities, damages, judgments, settlements and expenses, including reasonable attorneys’ fees (collectively, “Losses”), incurred by any of the Acquirer Indemnified Parties arising out of, based upon or related to (i) any inaccuracy or breach of any of the representations or warranties (either when made or as if made as of the Closing Date) made by the Shareholders in this Agreement, (ii) any breach of or failure to comply with any covenant or agreement made by the Shareholders in this Agreement, (iii) any Taxes incurred by either Company or the Shareholders with respect to taxable periods (or portions thereof) ending on or before the Closing Date, including, without limitation, any such Taxes directly or indirectly arising out of or relating to the consummation of the Stock Purchase or any of the other Contemplated Transactions; provided, however, that any Transfer Taxes shall be paid fifty percent (50%) by the Shareholders and fifty percent (50%) by Acquirer, or (iv) any claims made by any current or former employees, officers or directors of either of the Companies or its Subsidiaries related to matters arising prior to the Closing Date or with respect to Contemplated Transactions, provided, however, that the Shareholders shall be liable for Taxes pursuant to the foregoing clause (iii) only to the extent that such Taxes (A) are not Excluded Taxes and (B) are in excess of the amount specifically accrued for such Taxes on the books and records of each Company.

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(b)           Indemnification by Acquirer. Subject to the limitations set forth herein, the Acquirer, and from and after the Closing each Company, will defend, indemnify and hold harmless each of the Shareholders, his Representatives, his executors and the successors and assigns of each of the foregoing (collectively, the “Shareholder Indemnified Parties”) from and against and in respect of any and all Losses incurred by any of the Shareholder Indemnified Parties arising out of, based upon or related to (i) any inaccuracy or breach of any of the representations or warranties (either when made or as if made as of the Closing Date) made by Acquirer in this Agreement, or (ii) any breach of or failure to comply with any covenant or agreement made by Acquirer in this Agreement.

(c)           Indemnification Procedure.

(i)           The Person seeking indemnification under this Section 5.2 (the “Indemnified Party”) shall give to the party from whom indemnification is sought (the “Indemnifying Party”) prompt written notice of any third-party claim which may give rise to any indemnity obligation under this Section 5.2, setting forth in reasonable detail the basis for the third-party claim, the facts giving rise to the third-party claim and the amount of the third-party claim (or, if such amount is not yet known, a reasonable estimate of the amount of the third-party claim), and the Indemnifying Party shall have the right to assume the defense of any such claim through counsel of his own choosing, by so notifying the Indemnified Party within 10 Business Days of receipt of the Indemnified Party’s written notice; provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Party. Failure of the Indemnified Party to give prompt notice shall not affect the indemnification obligations hereunder except to the extent the Indemnifying Party is actually prejudiced by such failure or to the extent such failure results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to it. If the Indemnified Party desires to participate in any such defense assumed by the Indemnifying Party, it may do so at its sole cost and expense; provided, however, that the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if, in the reasonable judgment of counsel to the Indemnified Party, a conflict or potential conflict exists, or there are separate or additional defenses available to the Indemnified Party, that would make such separate representation advisable. If the Indemnifying Party declines to assume any such defense or fails to diligently pursue any such defense, then the Indemnifying Party shall be liable for all reasonable costs and expenses incurred by the Indemnified Party in connection with investigating, defending, settling and/or otherwise dealing with such claim, including reasonable fees and disbursements of counsel. The parties hereto agree to cooperate with each other in connection with the defense of any such claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise, or consent to the entry of any judgment with respect to any such claim, unless such settlement, compromise or judgment (x) does not result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any Affiliate thereof, (y) does not involve any remedies other than monetary damages, and (z) includes an unconditional release of the Indemnified Party and its Affiliates for all liability arising out of such claim and any related claim. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, delayed or conditioned (unless such consent requires the Indemnifying Party to admit or suggest the admission of any criminal act or involves any remedies against the Indemnifying Party other than monetary damages), settle, compromise, or consent to the entry of any judgment with respect to any such claim.

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(ii)           If an indemnification claim by any Indemnified Party is not disputed by the Indemnifying Party within 30 days after the Indemnifying Party’s having received written notice thereof, or has been resolved by a Law of a Governmental Entity, by a settlement of the indemnification claim in accordance with Section 5.2(c)(i) or by agreement of the Indemnified Party and the Indemnifying Party (such written notice, Law, settlement or agreement, a “Resolution”), the applicable Indemnifying Party shall pay to the Indemnified Party promptly following such Resolution an amount equal to the Losses of such Indemnified Party as set forth in such Resolution.

(d)           Limitations.

(i)           The representations and warranties contained herein shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided, however, that the right to indemnification arising out of, based upon or related to any inaccuracy or breach of any of the representations or warranties contained in Sections 2.1, 2.2, 2.3, 2.4, 2.13, 2.18, 2.19, 3.1, 3.2 and 3.5 shall survive until the expiration of the applicable statute of limitations; and provided, further, that claims first asserted in writing within the applicable survival period shall not thereafter be barred solely to the extent of the matters described in such notice.

(ii)          Except for any indemnification claims arising out of, based upon or related to fraud or willful misrepresentation or misconduct, or any indemnification claims arising out of, based upon or related to any of the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.4, 2.13, 2.18 and 2.19 (the “Shareholder Fundamental Matters”), the Shareholders shall have no liability to the Acquirer Indemnified Parties for indemnification claims brought under Section 5.2(a)(i) until the total amount of Losses in respect of indemnification claims under such section equals or exceeds $1,000,000 (the “Basket Amount”) in the aggregate and then the Acquirer Indemnified Parties shall be entitled to recover all such Losses in excess of the Basket Amount, subject to the other limitations set forth in the this Article V.

(iii)         Except for any indemnification claims arising out of, based upon or related to fraud or willful misrepresentation or misconduct, or any indemnification claims arising out of, based upon or related to any of the Shareholder Fundamental Matters (none of which shall be counted towards the Shareholder Claims Cap), the maximum liability of the Shareholders for any and all Losses in respect of indemnification claims brought under Section 5.2(a)(i) shall be limited to an amount equal to 10% of the aggregate amount of the Deferred Cash Payments to be made pursuant to Section 1.2 (the “Shareholder Claims Cap”).

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(iv)         Except for any indemnification claims arising out of, based upon or related to fraud or willful misrepresentation or misconduct, or any indemnification claims arising out of, based upon or related to any of the representations and warranties contained in Sections 3.1, 3.2 and 3.5 (the “Acquirer Fundamental Matters”), Acquirer and the Companies shall have no liability to the Shareholder Indemnified Parties for indemnification claims brought under Section 5.2(b)(i) until the total amount of Losses in respect of indemnification claims under such section equals or exceeds the Basket Amount in the aggregate and then the Shareholder Indemnified Parties shall be entitled to recover all such Losses in excess of the Basket Amount, subject to the other limitations set forth in the this Article V.

(v)          Except for any indemnification claims arising out of, based upon or related to fraud or willful misrepresentation or misconduct, or any indemnification claims arising out of, based upon or related to any of the Acquirer Fundamental Matters (none of which shall be counted towards the Acquirer Claims Cap), the maximum liability of Acquirer and the Companies for any and all Losses in respect of indemnification claims brought under Section 5.2(b)(i) shall be limited to an amount equal to 10% of the aggregate amount of the Deferred Cash Payments to be made pursuant to Section 1.2 (the “Acquirer Claims Cap”).

(vi)         The right of an Indemnified Party to indemnification hereunder shall not be affected by any investigation conducted, or any knowledge acquired (or capable or being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of, or compliance with, any of the representations, warranties, covenants or agreements set forth in this Agreement, except that, in such event, an Indemnified Party will not be entitled to indemnification with respect to any inaccuracy or breach of any representation, warranty, covenant or obligation that would result in the failure of a condition set forth in Article VI if (i) (x) the Indemnifying Party provided notice under Section 5.3 with respect to such inaccuracy or breach or (y) the Indemnified Party (or (A) if such Indemnified Party is an Acquirer Indemnified Party, then any other Acquirer Indemnified Party or (B) if such Indemnified Party is a Shareholder Indemnified Party, then any other Shareholder Indemnified Party) obtains actual knowledge of such inaccuracy or breach after the date hereof, as evidenced by written records in its possession or control (provided that the mere possession by Acquirer of the Company Financials shall not be deemed to constitute such actual knowledge), and fails to advise the Indemnifying Party thereof, and (ii) the failure of such condition provides the Indemnified Party the right to terminate this Agreement under Article VII (without regard to notices or cure periods) or the ability to not consummate the transactions contemplated hereby.

(vii)        Following the Closing Date, the sole and exclusive remedy of the Acquirer Indemnified Parties and the Shareholder Indemnified Parties for any claims arising under this Agreement (other than the remedies provided in Section 8.8) shall be indemnification in accordance with this Section 5.2, except with respect to any claim arising out of, based upon or related to fraud, willful misrepresentation or misconduct (including the willful breach of a covenant) or a breach of any of the covenants set forth in Section 4.9.

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(e)           The parties to this Agreement agree to treat any indemnity payment made pursuant to this Section 5.2 as an adjustment to the aggregate consideration for the Stock Purchase for federal, state, local and foreign income tax purposes.

(f)           Any entitlement of any Indemnified Party to make a claim under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such claim constituting a breach of more than one representation, warranty, covenant or agreement.

(g)           In calculating the amount of Losses for purposes of this Section 5.2, the proceeds actually received by any Indemnified Party in respect of such Losses under any insurance policy shall be deducted (net of costs of collection, including deductible and premium increases directly attributable thereto). An Indemnified Party shall use commercially reasonable efforts, or, in the case of Acquirer, cause the Companies to use their commercially reasonable efforts, to pursue and collect on any such recovery.

(h)           Notwithstanding anything contained herein to the contrary, (x) in the event any Acquirer Indemnified Party has made any claim or claims for indemnification pursuant to this Agreement, which claim or claims have not been resolved or satisfied prior to the date of a Deferred Cash Payment, Acquirer shall have the right to withhold from any Deferred Cash Payments, on a dollar-for-dollar basis, an amount equal to the aggregate Losses arising out of, based upon or related to such claim or claims (or Acquirer’s good faith estimate thereof) until such time as such claim or claims have been finally resolved or satisfied, and (y) Acquirer shall be entitled to offset against any Deferred Cash Payments an amount equal to the Losses incurred by any Acquirer Indemnified Party as set forth in any Resolution, and any amount of the Deferred Cash Payments which are subject to such offset shall no longer be due or payable to the Shareholders.

(i)           NOTWITHSTANDING ANYTHING IN THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS TO THE CONTRARY, NO PARTY SHALL BE HELD LIABLE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN FOR INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR FOR DAMAGES FOR LOST PROFITS, LOST OPPORTUNITY COSTS, BUSINESS INTERRUPTION OR LOSS OF BUSINESS REPUTATION, OR BASED ON ANY TYPE OF MULTIPLE, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, PROVIDED, HOWEVER, THAT THIS LIMITATION SHALL NOT APPLY WHERE (I) ANY OF THE FOREGOING IS INCURRED BY AN INDEMNIFIED PARTY IN CONNECTION WITH A THIRD-PARTY CLAIM OR (II) LOST PROFITS DIRECTLY ARISE OUT OF, ARE BASED UPON OR RELATE TO ANY INACCURACY OR BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT MADE IN THIS AGREEMENT.

Section 5.3           Notification of Certain Matters. The Shareholders shall give prompt notice to Acquirer, and Acquirer shall give prompt notice to the Shareholders, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty made by it contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, (b) any failure of either the Shareholders or Acquirer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the Contemplated Transactions, or (d) any facts or circumstances that would reasonably be expected to result in an Acquirer Material Adverse Effect or a Company Material Adverse Effect, as the case may be; provided, however, that, subject to the provisions of Section 5.2(d)(vi), the delivery of any notice pursuant to this Section 5.3 shall not cure such breach or non-compliance or limit or otherwise affect the rights, obligations or remedies available hereunder to the party receiving such notice.

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Section 5.4           Maintenance of Records. For a period of six years after the Closing Date, the Shareholders shall not dispose of or destroy any business records or files, including those relating to Taxes or Tax Returns, that pertain to either Company or any of its Subsidiaries without first offering to turn over possession of those records or files to Acquirer by written notice to Acquirer at least thirty (30) days prior to any such disposition or destruction. In addition, the Shareholders will make such records and files available to Acquirer as may be reasonably necessary in connection with, among other things, any insurance claim, legal proceeding, Tax audit or Governmental Entity investigation.

Section 5.5           Taxes.

(a)           Following the Closing, the Shareholders, on the one hand, and Acquirer, on the other hand, shall endeavor in good faith to agree upon an allocation of the purchase price described in Section 1.2 between the McGraw Common Stock and the Western Common Stock.

(b)           The Shareholders shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) any Internal Revenue Service Forms 1120S for The McGraw Company for taxable years or periods ending on or before the Closing Date. All such Tax Returns shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods. With respect to any such Tax Return, no later than 15 days prior to the due date for such Tax Return (taking into account extensions), the Shareholders shall provide Acquirer with a draft copy of such Tax Return for approval by Acquirer, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)           Acquirer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Companies or any Subsidiaries after the Closing Date that relate to any taxable year or period (or portion thereof) ending on or before the Closing Date. Without the prior written consent of the Shareholders, all Tax Returns of a Company or any of its Subsidiaries filed by Acquirer that relate to any taxable year or period (or portion thereof) ending on or before the Closing Date shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods. With respect to any such Tax Return, no later than 15 days prior to the due date for such Tax Return (taking into account extensions), Acquirer shall provide the Shareholders with a draft copy of such Tax Return for approval by such Shareholders, which approval shall not be unreasonably withheld, conditioned or delayed.

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(d)           Each of the Shareholders and Acquirer shall assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with this Section 5.5, and in connection therewith, provide the other party with any necessary powers of attorney.

(e)           To the extent that any such action would increase the Tax liability of the Shareholders, Acquirer shall not, and shall not cause or permit either Company or any of its Subsidiaries to, (i) amend any Tax Returns filed with respect to any tax year beginning before the Closing Date or (ii) make any Tax election that has retroactive effect to any such year, in each such case without the prior written consent of the Shareholders.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE STOCK PURCHASE

Section 6.1           Conditions to Each Party’s Obligation to Effect the Stock Purchase. The respective obligations of each party to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a)           Acquirer, the Companies and the Shareholders shall have timely obtained from each Governmental Entity (including the California Department of Insurance and Texas Department of Insurance) all authorizations, approvals, licenses, Permits, waivers and consents, and shall have timely given proper notice to each Governmental Entity, required to be obtained or made with respect to any of the Contemplated Transactions prior to the Closing as set forth in Section 2.5(b) of the Company Disclosure Schedule, and any waiting period imposed by applicable Law shall have passed.

(b)           The applicable waiting period under the HSR Act shall have expired or been terminated.

(c)           There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or any statute, rule or regulation of any Governmental Entity of competent jurisdiction: (i) restraining, enjoining, making illegal or otherwise preventing or prohibiting consummation of any of the Contemplated Transactions, or (ii) imposing any material limitation on the operation or conduct of the business of either Company or its Subsidiaries after the Closing, which limitation would reasonably be expected to have a Company Material Adverse Effect; provided, however, that the party invoking this condition shall have used all reasonable efforts to have any such order or injunction vacated.

(d)           No action, suit or proceeding shall have been instituted or threatened by a Governmental Entity against any of the parties hereto seeking to restrain, materially delay or prohibit, or to obtain substantial damages or other injunctive or other equitable relief with respect to, the consummation of any of the Contemplated Transactions.

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Section 6.2           Conditions to the Obligations of Acquirer. The obligation of Acquirer to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any or all of which may be waived in writing in whole or part by Acquirer to the extent permitted by applicable Law:

(a)           The Companies and the Shareholders shall have delivered disclosure schedules to Acquirer as soon as practicable following the date hereof and in no event later than ten (10) Business Days prior to the Closing Date (the “Company Disclosure Schedule”).

(b)           The representations and warranties of the Shareholders contained herein qualified as to materiality or Company Material Adverse Effect shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date), except where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have a Company Material Adverse Effect.

(c)           The Shareholders shall have performed or complied with in all material respects all agreements, covenants and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(d)           Since the date of this Agreement, there shall not have been any event, change, effect, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)           Each Company and the Shareholders shall have delivered to Acquirer certificates, dated the Closing Date, signed by the Shareholders, certifying as to the fulfillment of the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(f)           Each Company and the Shareholders shall have used reasonable commercial efforts to obtain all Company Consents prior to the Closing.

(g)           Acquirer and its counsel shall have received (i) a certified copy of all board resolutions and Shareholders’ resolutions adopted in connection with the execution of this Agreement or the consummation of the Contemplated Transactions and (ii) good standing certificates of the Company and its Subsidiaries.

(h)           Each of the deliveries set forth in Section 1.4(a)(i) shall have been made by the Shareholders.

Section 6.3           Conditions to the Obligations of the Companies and the Shareholders. The respective obligations of the Companies and the Shareholders to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any or all of which may be waived in writing in whole or in part by the Shareholders to the extent permitted by applicable Law:

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(a)           The representations and warranties of Acquirer contained herein qualified as to materiality or Acquirer Material Adverse Effect shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date).

(b)           Acquirer shall have performed or complied with in all material respects all agreements, covenants and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)           Acquirer shall have delivered to the Shareholders a certificate, dated the Closing Date, signed by an executive officer of Acquirer, certifying as to the fulfillment of the conditions specified in Section 6.3(a) and Section 6.3(b).

(d)           Each of the deliveries set forth in Section 1.4(a)(ii) shall have been made by Acquirer.

(e)           All of the Acquirer Consents shall have been obtained.

ARTICLE VII
TERMINATION

Section 7.1           Termination by either Acquirer or the Shareholders. This Agreement may be terminated and the Stock Purchase may be abandoned at any time prior to the Closing, by either Acquirer or the Shareholders if:

(a)           (i) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (ii) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Acquirer or Shareholders from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(b)           any Law permanently restraining, enjoining or otherwise prohibiting or preventing consummation of the Stock Purchase shall become final and non-appealable; or

(c)           the transactions contemplated hereby have not been consummated by October 24, 2017 (the “Termination Date”); provided that the Termination Date shall be automatically extended for six (6) months if only the conditions in Section 6.1(a) remain unsatisfied.

provided, however, that the right to terminate this Agreement pursuant to this Section 7.1, Section 7.2 and Section 7.3 shall not be available to any party (which, in the case of the Shareholders, shall include either Company or its Subsidiaries) that has breached in any material respect its obligations under this Agreement in any manner that shall have directly contributed to the occurrence of the failure of the Stock Purchase to be consummated.

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Section 7.2           Termination by the Shareholders. This Agreement may be terminated and the Stock Purchase may be abandoned at any time prior to the Closing by the Shareholders, if (a) any representation of Acquirer contained in Article III shall have been inaccurate and such inaccuracy would give rise to the failure of a condition set forth in Section 6.3(a), or (b) Acquirer shall have breached any covenant or other agreement contained in this Agreement, in any such event that would give rise to the failure of a condition set forth in Section 6.3(a) or (b), which inaccuracy or breach cannot be or has not been cured within 10 Business Days after the giving of written notice by the Shareholders to Acquirer thereof.

Section 7.3           Termination by Acquirer. This Agreement may be terminated and the Stock Purchase may be abandoned at any time prior to the Closing by Acquirer, if (a) any representation of the Shareholders contained in Article II shall have been inaccurate and such inaccuracy would give rise to the failure of a condition set forth in Section 6.2(b), (b) the Shareholders shall have breached any covenant or other agreement contained in this Agreement, in any such event that would give rise to the failure of a condition set forth in Section 6.2(b) or (c), which inaccuracy or breach cannot be or has not been cured within 10 Business Days after the giving of written notice by Acquirer to the Shareholders thereof, or (c) in its sole discretion, until five (5) days after delivery of the Company Disclosure Schedule pursuant to Section 6.2(a) by the Companies and the Shareholders.

Section 7.4           Effect of Termination and Abandonment. In the event of the termination of this Agreement and the abandonment of the Stock Purchase pursuant to this Article VII, this Agreement (other than this Section 7.3 and Article VIII) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, attorneys, or other Representatives); provided, however, that such termination shall relieve each party hereto of any liability or damages except for claims based upon fraud, willful breach or willful misconduct by such party.

ARTICLE VIII
MISCELLANEOUS

Section 8.1           Entire Agreement; Assignment.

(a)           This Agreement (including the exhibits hereto and the Company Disclosure Schedule) constitutes the entire agreement among the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties in respect of the subject matter hereof.

(b)           Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned without the prior written consent of the non-assigning party, except that Acquirer may assign any or all of its rights and obligations hereunder to any Affiliate, provided that no such assignment shall relieve the assigning party of its obligations hereunder. Notwithstanding the foregoing, the transfer of a Shareholder’s rights and obligations hereunder during a Shareholder’s lifetime, or on a Shareholder’s death by will or intestacy, to such Shareholder’s family member or to a trust or other similar estate planning vehicle for the benefit of the Shareholder or any such person, shall be exempt from this Section 8.1(b); provided that, in each such case, the transferee agrees in writing reasonably satisfactory to Acquirer to be subject to all of such Shareholder’s obligations hereunder, provided that no such assignment shall relieve the assigning party of its obligations hereunder. Any assignment in violation of the preceding sentence shall be void.

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Section 8.2           Notices. All notices, requests, demands, instructions and other documents and communications to be given under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) one Business Day after the date sent by facsimile; provided, however, that the facsimile is promptly confirmed by electronic confirmation thereof, (c) one Business Day after the date when delivered, if delivered personally to the intended recipient, and (d) one Business Day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Acquirer, to:	c/o Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257
	Attention:	Sardar Biglari
	Facsimile:	(210) 344-3411

with a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
	Attention:	Steve Wolosky, Esq.
Michael R. Neidell, Esq.
	Facsimile:	(212) 451-2222

if to MJ McGraw or the MJ Trust:	11778 Calleta Ct,
Palm Beach Gardens, Fl. 33418
Attention: Michael J. McGraw

if to JM McGraw or the JM Trust:	53 Soaring Bird Court,
Las Vegas, NV 89135
Attention: John M. McGraw

with a copy (which shall not constitute notice) to:	Sidley Austin LLP
1001 Page Mill Road
Building 1
Palo Alto, CA 94304
	Attention:	John A. Fisher
	Facsimile:	(650) 565-7100

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or to such other address or facsimile number as the party to whom notice is given shall have previously furnished to the other parties in writing in the manner set forth above.

Section 8.3           Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Laws of the State of California, without giving effect to the choice of law principles thereof to the extent that the application of the Laws of another jurisdiction would be required thereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

Section 8.4           Expenses. All fees and out-of-pocket expenses incurred by either of the Companies or the Shareholders in connection with this Agreement (except for fees and out-of pocket expenses associated with obtaining the Company Consents), any of the other Transaction Documents or any of the Contemplated Transactions (including, without limitation, the fees and expenses of counsel, accountants and any broker or finder acting for either of the Companies or the Shareholders) shall be paid by the Shareholders. The fees and out-of pocket expenses associated with obtaining the Company Consents shall be paid by the Company applying for such consent. All fees and out-of-pocket expenses incurred by Acquirer in connection with this Agreement, any of the other Transaction Documents or any of the Contemplated Transactions (including, without limitation, the fees and expenses of counsel, accountants and any broker or finder acting for Acquirer) shall be paid by Acquirer.

Section 8.5           Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.6           Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 5.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.7           Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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Section 8.8           Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent any breach or threatened breach of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement to post a bond or other security or proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.9           Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Facsimile or .pdf signatures shall have the same force and effect as original signatures.

Section 8.10           Interpretation.

(a)           The words “hereof,” “herein,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The use of the words “or,” “either” and “any” shall not be exclusive. All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its successors and permitted assigns.

(b)           The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the opening paragraph of this Agreement.

(c)           The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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Section 8.11           Amendment and Modification; Waiver. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Acquirer, the Companies, the Shareholders and, to the extent any of its rights or obligations are affected hereby, Parent. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 8.12           Definitions. For all purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acquirer Material Adverse Effect” means the prevention or material impairment or delay of the ability of Acquirer to perform any of its obligations under any of the Transaction Documents or to consummate any of the Contemplated Transactions.

“Affiliate” has the meaning given to it in Rule 12b-2 of Regulation 12B under the Exchange Act.

“Annual Statements” means, with respect to any Insurance Company Subsidiary, the annual statements of such Insurance Company Subsidiary filed with or submitted to the insurance Governmental Entity in the jurisdiction in which such Insurance Company Subsidiary is domiciled on forms prescribed or permitted by such Governmental Entity.

“Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of ERISA with respect to which either Company, any of its Subsidiaries or any ERISA Affiliate has any obligation or liability, contingent or otherwise.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of California generally are closed for regular banking business.

“Change of Control” means (i) the sale of all or substantially all the consolidated assets; (ii) any merger, consolidation or acquisition with, by or into another corporation, entity or person; (iii) any change in the ownership of more than fifty percent (50%) of the voting capital stock in one or more related transactions; or (iv) any liquidation, dissolution or bankruptcy, in the case of clauses (ii) and (iii), other than any transaction in which the securityholders owning a majority in voting power of the applicable entity, as determined immediately prior to the relevant transaction, would own, directly or indirectly, at least a majority (as determined immediately after the consummation of the relevant transaction) in voting power of the acquiring, surviving or resulting Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company IP” means all material Intellectual Property used by either Company or its Subsidiaries, or necessary for use, in the conduct of its businesses.

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“Company Material Adverse Effect” means a material adverse effect (a) on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of the Companies and their Subsidiaries taken as a whole or (b) that prevents or materially impairs or delays the ability of the Company or the Shareholders to perform any of their respective obligations under any of the Transaction Documents or to consummate any of the Contemplated Transactions; other than any effect, change, event or development after the date hereof relating to (i) changes in general economic, financial, banking, insurance, currency or securities market conditions, (ii) changes or conditions generally affecting any of the markets to which either Company’s or its Subsidiaries’ services or products relate, (iii) changes resulting from acts of God, acts of terrorism or sabotage, acts of war (whether or not declared), escalation of hostilities or civil unrest, whether occurring within or outside the United States, (iv) changes or effects resulting from acts (or failure to act) by either Company or the Shareholders taken with the prior written consent of or in compliance with the written instructions of Acquirer, (v) changes in law, in GAAP or in SAP, interpretations thereof or regulatory accounting principles or in applicable financial accounting standards, (vi) the failure of either Company or its Subsidiaries to meet any expected or projected financial or operating performance targets, revenues, earnings or cash flows (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (vii) changes or effects resulting from any breach by Acquirer of this Agreement, or (viii) change or effects resulting from communications by Acquirer to A.M. Best Company, Inc. in connection with the Contemplated Transactions; provided, however, in the case of clauses (i), (ii), (iii) and (v), except to the extent that such matters materially and disproportionately impact the Companies and their Subsidiaries, taken as a whole, relative to other businesses in the industries in which the Companies and their Subsidiaries operate.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including, without limitation, the Stock Purchase.

“Employee Arrangements” means all employment, consulting, termination, profit sharing, severance, change of control, individual compensation and indemnification agreements, and all bonus and other incentive compensation, deferred compensation, salary continuation, disability, severance, stock award, stock option, stock purchase, educational assistance, legal assistance, club membership, employee discount, employee loan, credit union and vacation agreements, policies and arrangements under which either Company, any of its Subsidiaries or any ERISA Affiliate has any obligation or liability (contingent or otherwise) in respect of any current or former officer, director, employee, consultant or contractor of either Company, any of its Subsidiaries or any ERISA Affiliate.

“Encumbrance” means any lien, encumbrance, security interest, claim, charge, surety, mortgage, option, pledge, easement, limitation or restriction (including on any right to vote or transfer any asset or security) of any nature whatsoever, other than those which are, individually or in the aggregate, immaterial.

“Environmental Laws” means all foreign, federal, state and local Laws of any Governmental Entity relating to (A) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Materials, or (B) the environment or to emissions, discharges, releases or threatened releases of Hazardous Materials into the environment.

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“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), or (g) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Tax” means (i) any Taxes that result from any actual or deemed election under Section 338 of the Code or any similar provisions of state, local or foreign law as a result of the purchase of the Company Common Stock or the deemed purchase of shares of any Subsidiary or that result from Acquirer, any Affiliate of Acquirer, any Company or any Subsidiary engaging in any activity or transaction that would cause the transactions contemplated by this Agreement to be treated as a purchase or sale of assets of any Company or any Subsidiary for Tax purposes, (ii) any Taxes imposed on a Company or any Subsidiary as a result of transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treasury Regulation § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing, and (iii) any Taxes attributable to any breach or failure described in Section 5.2(b).

“Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials or friable asbestos; and (B) any chemicals or other materials or substances which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Insurance Company Subsidiary” means each of Pacific Specialty Insurance Company, a California-domiciled stock insurer, and Pacific Specialty Property and Casualty Company, a Texas-domiciled stock insurer.

“Insurance Contract” means any contract of insurance, including, without limitation, binders, slips, certificates, guaranteed funding agreements, guaranteed investment contracts, insurance policies, annuity contracts, participation agreements and other agreements of insurance, and reinsurance contracts, treaties and arrangements (including any applications, supplements, endorsements, riders and ancillary documents in connection with any of the foregoing), in each case to which an Insurance Company Subsidiary is a party or is bound.

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“Insurance Reserves” means any reserves, funds or provisions for losses, claims, premiums, loss and loss adjustment expenses (including reserves for incurred but not reported losses and loss adjustment expenses) and other liabilities in respect of the Insurance Contracts issued by an Insurance Company Subsidiary.

“Intellectual Property” means all intellectual property rights arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, provisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, slogans, Internet domain names and individual, corporate and business names, and all applications, registrations and renewals thereof, (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights, (iv) all computer programs, databases and compilations, including any and all data and collections of data, and (v) all trade secrets, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), creations, improvements and other similar materials, and all reports, analyses, and other works of authorship, and other tangible embodiments of the foregoing, in any form, and all related technology.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Assets” means bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness, securities, partnership and joint venture interests and all other equity interests (including, without limitation, equity interests in Affiliates), real estate and leasehold and other interests therein, certificates issued by and interests in trusts, and all other assets acquired for investment purposes.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Law” means any order, writ, injunction, decree, judgment, Permit, license, ordinance, law, statute, rule, regulation, administrative interpretation, directive or other requirement of any Governmental Entity having jurisdiction over either Company or its Subsidiaries, the Shareholders, Acquirer or Parent, as applicable.

“NAIC” means the National Association of Insurance Commissioners.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Representative” means, with respect to any Person, each of such Person’s Affiliates, directors, officers, employees, partners, members, managers, consultants, advisors, accountants, attorneys, representatives and agents.

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“SAP” means statutory accounting principles and practices (i) prescribed by the NAIC and (ii) prescribed or permitted by applicable Law or an insurance Governmental Entity, applied on a consistent basis during the periods involved.

“Subsidiary” of a Person means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person or with respect to which such first Person, directly or indirectly, has the power to elect a majority of such Person’s board of directors or similar governing body or otherwise to direct the business and policies of such Person.

“Tax” means any tax or any similar assessment, charge, deficiency, duty, fee, levy, toll or other similar amount (including, without limitation, any net income, gross income, profits, gross receipts, excise, property, sales, ad valorem, withholding, social security, retirement, excise, employment, unemployment, minimum, alternative, add-on minimum, estimated, severance, stamp, occupation, environmental, premium, capital stock, disability, windfall profits, use, service, net worth, payroll, franchise, license, gains, customs, transfer, recording, registration or other tax) assessed or otherwise imposed by any taxing authority or under applicable Law, together with any interest, penalties or any other additions or increases with respect to the foregoing.

“Tax Return” means mean any return, election, declaration, report, schedule, information return, document, information, opinion, statement, or any amendment to any of the foregoing (including, without limitation, any consolidated, combined or unitary return and any related or supporting information) with respect to Taxes.

“Transaction Documents” means this Agreement, the Employment Letter, the Side Letter and the MM Promissory Note.

“Transfer Taxes” means real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

ACQUIRER:	BHIC INC.

	By:	/s/ Sardar Biglari
		Name:	Sardar Biglari
		Title:	Chairman and Chief Executive Officer

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TRUSTS:	JDM LIVING TRUST

	By:	/s/ John M. McGraw
John M. McGraw as Trustee

	By:	/s/ Deana Bergquist McGraw
Deana Bergquist McGraw as Trustee
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Michael Joseph McGraw Family Trust

By:	/s/ Michael J. McGraw
Michael J. McGraw as Trustee

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SHAREHOLDERS:

/s/ John M. McGraw
John M. McGraw
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/s/ Michael J. McGraw
Michael J. McGraw

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FOR PURPOSES OF SECTION 4.6:	BIGLARI HOLDINGS INC.
AND ARTICLE VIII:

	By:	/s/ Sardar Biglari
		Name:	Sardar Biglari
		Title:	Chairman and Chief Executive Officer